SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

(Amendment No. 1)

FORM 11-K/A

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________to _______________

Commission File No. 0-15264

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Manatron, Inc., 510 East Milham Road, Portage, Michigan 49002.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Years ended December 31, 2003 and 2002

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
   Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

We have audited the accompanying statements of net assets available for benefits of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                          /s/ Ernst & Young, LLP

April 30, 2004

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Participant-directed investments, at fair value:
Mutual funds	$ 8,231,179	$5,628,341
Collective fund	653,109	577,571
Securities of employer	858,653	611,104
Participant loans receivable	74,522	78,607
Total participant-directed investments	9,817,463	6,895,623

Participant-directed contributions receivable:
Employee contributions receivable	33,532	32,145
Employer match receivable	4,590	4,027
	9,855,585	6,931,795

Employee stock ownership plan investments, at fair value:
Shares of Manatron, Inc. common stock allocated to participants	1,359,109	767,253
ESOP contribution receivable	52,909	57,750
Total employee stock ownership plan assets	1,412,018	825,003
Net assets available for benefits	$11,267,603	$7,756,798

See accompanying notes to financial statements.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31, 2003			Year ended December 31, 2002
	Participant- Directed	Allocated ESOP Investment	Total	Participant- Directed	Allocated ESOP Investment	Total
Additions
Net appreciation (depreciation) in fair value of investments	$1,966,715	$ 559,236	$ 2,525,951	$(1,203,311)	$194,464	$(1,008,847)
Interest and dividends	121,759	-	121,759	94,063	-	94,063
	2,088,474	559,236	2,647,710	(1,109,248)	194,464	(914,784)

Contributions:
Employee	1,143,965	-	1,143,965	1,147,938	-	1,147,938
Employer	152,775	52,909	205,684	147,045	57,750	204,795
	1,296,740	52,909	1,349,649	1,294,983	57,750	1,352,733
Total additions	3,385,214	612,145	3,997,359	185,735	252,214	437,949

Deductions
Benefit payments	461,424	25,130	486,554	234,879	51,207	286,086
Net additions (deductions)	2,923,790	587,015	3,510,805	(49,144)	201,007	151,863

Net assets available for benefits at beginning of year	6,931,795	825,003	7,756,798	6,980,939	623,996	7,604,935
Net assets available for benefits at end of year	$9,855,585	$1,412,018	$11,267,603	$ 6,931,795	$825,003	$ 7,756,798

          See accompanying notes to financial statements.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements

Years ended December 31, 2003 and 2002

1.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Investments

The quoted market price, as reported by Comerica Bank, the Plan's trustee (the Trustee), was used to approximate the fair value for all investments. Net appreciation (depreciation) in fair value of investments included in the statements of changes in net assets available for benefits is comprised of unrealized gains or losses resulting from changes in market prices and realized gains and losses on sales of investments.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term; such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  Description of Plan

The following description of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan (the Plan) provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements (continued)

2.  Description of Plan (continued)

General

The Plan was established in 1988 by Manatron, Inc. (the Company or Sponsor) as the Manatron, Inc. Salary Deferral Plan. In 1995, the Company amended the Plan to include a leveraged employee stock ownership plan (ESOP) feature and renamed the Plan the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan. The Plan is designed to comply with specific sections and regulations of the Internal Revenue Code of 1986 (the Code), as amended, and is therefore subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Overall responsibility for administering the Plan rests with the Plan Administrative Committee, which is appointed by the Board of Directors of the Company. The Trustee is responsible for the management and control of the Plan's participant-directed assets and has discretionary responsibility for the investment and management of such assets. The Plan's Sponsor is responsible for the management and control of the non-participant directed ESOP shares.

Eligibility

The Plan is a defined contribution plan covering substantially all employees of the Company. Generally, an employee may become a participant in the Plan immediately upon completion of one year of eligible service and having attained age 21.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements (continued)

2.  Description of Plan (continued)

Contributions and Vesting

The Plan provides for three different types of contributions:

ESOP Contributions

ESOP contributions are allocated to the Plan's participants based on each participant's compensation for the Plan year in proportion to the total compensation paid to all eligible participants for the Plan year. The Company made discretionary contributions of $52,909 and $57,750, which were used to purchase 8,460 and 12,500 shares of Company stock in 2003 and 2002, respectively.

Profit-Sharing Contributions

Each year the Company decides whether to make a profit-sharing contribution to the Plan and the amount to be contributed. Participants must be employed on the last day of the Plan year to be eligible for the Company's contribution. The amount credited to a participant's profit-sharing account will be determined in the same manner as the ESOP contributions. There were no discretionary profit-sharing contributions in 2003 or 2002.

Elective Salary Deferral and Company Matching Contributions

Employees who participate in the Plan can elect to make voluntary pre-tax contributions as a percentage of their annual compensation. Annual participant contributions are limited to the maximum amount permitted by the Code. The Company's matching contribution (currently 25% of participant's contribution up to 1.25% of eligible compensation) is set forth in the Plan document and may be changed by resolution of the Company. The Company's matching contributions during 2003 and 2002 were approximately $153,000 and $147,000, respectively.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements (continued)

2.  Description of Plan (continued)

Contributions and Vesting (continued)

Vesting

Participants are 100% vested in rollovers, direct transfers, elective salary deferral contributions, matching contributions and non-elective contribution accounts. Vesting for ESOP and profit-sharing contribution accounts is determined by the years of vesting service. One year of vesting service is 1,000 hours or more of service in the Plan year. Participants become 20% vested after three years of vesting service and continue to vest 20% annually until they are 100% vested.

Participant Loans

Participants of the Plan may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. There is a loan administration fee, which is currently paid by the participants. Loan transactions are treated as a transfer to (from) the related investment fund from (to) the participant loan fund. Loan terms of the promissory notes range from one to five years or a reasonable period for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the bank's prime rate plus 1% determined at the date of issuance. Principal and interest payments will be made ratably through payroll deductions. Currently there are loans outstanding with a total face value of approximately $75,000.

Net Investment Income (Loss)

Investment income (loss) is allocated to participants based on the ratio of a participant's balance in each investment fund to total participant balances in the corresponding investment fund.

Forfeitures

After an employee terminates employment, any non-vested amounts in the participant's account will be forfeited. Forfeited amounts are allocated to all remaining participants in the same manner as investment income (loss).

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements (continued)

2.  Description of Plan (continued)

Distributions to Participants

Distributions to participants generally occur upon a participant's retirement or termination of employment. However, participants may defer distribution of their benefits until reaching age 70 1/2. Vested balances of retired or terminated participants may be distributed in a lump-sum payment, annuity, installments or transfer.

Administrative Expense

The Plan is administered by the Company. Although not obligated to do so, the Company pays administrative expenses and Trustee fees on behalf of the Plan.

Plan Termination

Although it has no current intent to do so, the Company reserves the right to terminate the Plan and trust, or to cease or suspend further contributions, at any time, subject to the Plan's provisions and applicable provisions of ERISA. Upon termination of the Plan, all participants' accounts become fully vested and non-forfeitable.

3.  Investments

The fair values of individual investments that represent 5% or more of the Plan's total net assets as of December 31 are as follows:

	2003		2002

Fidelity Magellan Fund	$2,523,186		$1,093,388
Fidelity Puritan Fund	1,343,579		1,044,423
ESOP Investment in Manatron Common Stock**	1,359,109	*	767,253	*
Oakmark Global Fund	909,901
Manatron, Inc. Common Stock Fund**	858,653		611,104
Janus Mercury Investment Fund	731,512		505,743
Janus Growth and Income Fund	651,852		478,554
Comerica Stable Value Fund**	653,109		577,571
Neuberger Berman Genesis Trust Fund	597,612		404,476
Munder Index 500 Fund			767,434
Janus Worldwide Investment Fund			687,470

*  Nonparticipant directed.
**Represents party in interest.

4.  Net Appreciation (Depreciation) in Fair Value of Investments

The following table summarizes the net appreciation (depreciation) in fair value by investment (including investments purchased and sold, as well as those held during the year) for the years ended December 31:

	2003	2002

Mutual Funds	$1,558,906	$(1,330,609)
Securities of Employer	967,045	321,762
	$2,525,951	$(1,008,847)

5.  Tax Status

The Plan obtained its latest determination letter dated July 26, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Fair Value

Participant-Directed Investments

Securities of Employer:
*Manatron, Inc.	Common Stock Fund	$ 858,653

Collective Fund:
*Comerica	Stable Value Fund	653,109

Mutual Funds:
Munder	Intermediate Bond Fund	275,645
Fidelity	Magellan Fund	2,523,186
	Puritan Fund	1,343,579
	Mid Cap Fund	334,900
Janus	Mercury Investment Fund	731,512
	Growth and Income Fund	651,852
Dreyfus	Mid Cap Fund	323,884
AIM	Basic Value Fund	264,915
	Small Cap Growth Fund	66,898
Franklin	Mutual Discovery Fund	103,683
Neuberger Berman	Genesis Trust Fund	597,612
Oakmark	Global Fund	909,901
	Equity and Income	103,612
Total mutual funds		8,231,179

EIN #: 38-1983228
Plan #: 002

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2003

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Fair Value

Participant Loans Receivable
*Comerica Bank	Interest at rates ranging from 5.0% to 10.50%, maturing at various dates through 2017	$74,522
Total participant-directed investments		9,817,463

Employee stock ownership plan investments *Manatron, Inc.	Common stock (175,369 shares)	1,359,109
Total assets held for investment purposes		$11,176,572

*Represents a party-in-interest.

There were no assets reportable as acquired and disposed of during the year.

There were no reportable transactions under category (i), (ii), (iii) or (iv) during 2003 that are required to be disclosed.

Exhibits:

23	Consent of Ernst & Young LLP dated June 9, 2004.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 17, 2004	MANATRON, INC. EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

		By:	/s/ Paul R. Sylvester
Paul R. Sylvester President and Chief Executive Officer and Member of the Administrative Committee of the Manatron, Inc. Salary Deferral and Employee Stock Option Plan

EXHIBIT INDEX

Exhibit	Document

23	Consent of Ernst & Young LLP dated June 9, 2004.